                                                                     Exhibit 1.1

KONGZHONG CORPORATION REPORTS FOURTH QUARTER 2005 AND FISCAL YEAR 2005 UNAUDITED
                               FINANCIAL RESULTS

-- COMPANY REPORTS RECORD QUARTERLY AND ANNUAL REVENUE AND 14TH STRAIGHT QUARTER
                               OF REVENUE GROWTH

     Beijing, China, February 27, 2006 - KongZhong Corporation (NASDAQ: KONG), a leading provider of advanced second generation (2.5G) wireless value-added services in China, today announced its unaudited fourth quarter 2005 and fiscal year 2005 financial results.

     FOURTH QUARTER 2005 FINANCIAL HIGHLIGHTS:

- Total revenues in the fourth quarter of 2005 grew 34% year-over-year and 9% sequentially to a new record of $22.14 million, exceeding the high end of our fourth quarter revenue guidance of $21 to $22 million. Since inception, the Company has grown its revenues every quarter for 14 consecutive quarters.

- 2.5G revenue declined slightly year-over-year and grew by 3% sequentially to $14.75 million. Multimedia messaging service (MMS) revenue continued its strong growth momentum and increased by 32% from the previous quarter.

- Java revenue grew 8% sequentially to reach a new record of $1.16 million during the fourth quarter.

-    2G revenue grew 326% year-over-year and 25% sequentially to $7.33 million.

-    Diluted earnings per ADS in the fourth quarter were $0.17.

     FISCAL YEAR 2005 FINANCIAL HIGHLIGHTS:

- Total revenues in 2005 increased 62% from 2004 to reach a new record of $77.75 million.

-    2.5G revenue in 2005 grew 40% from 2004 to $56.32 million.

-    2G revenue increased 172% year-over-year to $21.26 million

- Net income in 2005 increased 9% to $22.18 million from $20.37 million in 2004. The Company made a one-time provision of $3.5 million related to the pending settlement of the class-action lawsuit during 2005. Diluted earnings per ADS for 2005 were $0.62, compared to $0.65 for 2004. If the Company had not made a one-time provision of $3.5 million related the settlement of the class-action lawsuit, the 2005 diluted earnings per ADS would have been $0.10 greater.

     Commenting on the results, Yunfan Zhou, Chairman and Chief Executive Officer, said, "We are very proud of what we achieved in 2005, and we are particularly pleased that our revenue growth momentum continued in the fourth quarter. We believe we executed well on our diversified growth strategy, gained market share in the overall wireless value added services market, and sustained our leadership position in the 2.5G market. In the coming year, with our organic growth and acquisition of Sharp Edge, we believe we will further gain market share in our core WVAS business at all four of the telecom operators in China. Our diversified operator relationships will position us well in the upcoming introduction of 3G services in China. In 2006, we will invest heavily in preparation for 3G, building up the KongZhong brand, and expanding our wireless internet business which we believe has tremendous potential in the future."

     BUSINESS HIGHLIGHTS:

- In 2005, the Company believes it remained the leader in China in terms of revenue from 2.5G services, including wireless access protocol (WAP), MMS, and Java platforms, based on the public disclosure of industry peers and our market analysis.

- The movie "The Promise" was launched in China during the fourth quarter. KongZhong has the exclusive wireless right to the movie's content. A series of WAP, MMS, and color ring back tone (CRBT) products have been developed and launched based on this movie and also the movie, "The Myth".

- KongZhong signed an agreement with Nokia to provide WVAS services to Nokia's customers in mainland China through Nokia's official WAP portal.

- KongZhong signed an agreement with Motorola to promote KongZhong's WVAS products offline at mobile phone stores.

- The Company terminated its agreement with ESPN Sports due to certain exclusivity issues.

- KongZhong launched its internally developed game "Kung Fu Hustle" in November 2005. Total downloads as of December 31, 2005 were approximately 70,000. "Kung Fu Hustle" also received the Best Mobile Game Award at the "2005 China Annual Game Industry Conference".

- KongZhong signed an agreement with Baidu.com to promote KongZhong's Java games on Baidu's mobile game channel.

- The Company generated over $20,000 in advertising revenue during the fourth quarter of 2005. Both Motorola and Nokia placed advertisement with the Company.

- During the quarter, the Company established 8 additional CRBT connection points at provincial operators of China Mobile, China Unicom, China Telecom, and China Netcom. CRBT connection points totaled 58 as of December 31, 2005.

     RECENT DEVELOPMENTS:

- On January 19, 2006, KongZhong announced that it had sold its shares in eFriendsNet Entertainment Corp. ("EFN"), a leading social networking community in China. The transaction has closed and KongZhong has received cash consideration of $1,740,805. KongZhong may receive additional payments contingent upon certain conditions. An investment gain of approximately $1.2 million is expected to be recognized in the first quarter 2006 financial statements.

- On January 27, 2006, KongZhong announced that it signed a definitive agreement to acquire 100% of Sharp Edge Group Limited ("Sharp Edge"), a Beijing-based WVAS provider. The acquisition was completed during the first quarter of 2006, and a cash consideration of $7 million has been paid. Additional consideration of up to $28 million may be paid on an "earn-out" basis in the next 15 months. The acquisition of Sharp Edge will be recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities will be recorded at their fair market value at the date of acquisition, and the results of Sharp Edge will be consolidated since the date of acquisition.

- On January 20, 2006, the United States District Court Southern District of New York preliminarily approved the class action lawsuit settlement agreement that was entered between the Company and the lead plaintiff counsel. The Company made a settlement payment of $3.5 million into an escrow account during the first quarter of 2006. The settlement is subject to final court approval and a final fairness hearing is scheduled for April 2006.

     FINNCIAL RESULTS:

     (Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

     Revenues

     Total revenue for the quarter increased 9% from the third quarter of 2005 and 34% from the same quarter of 2004 to reach a new record of $22.14 million. Revenue from 2.5G WVAS accounted for 67% of total WVAS revenue and revenue from 2G WVAS represented the remaining 33%.

     Revenue from 2.5G services, which includes services delivered using WAP, MMS, and Java technologies, declined slightly from the same period of 2004 and grew 3% from the third quarter of 2005 to $14.75 million. WAP revenue in the fourth quarter of 2005 was $8.66 million, an increase of 12% from the fourth quarter of 2004, but a decrease of 9% from the third quarter of 2005. The sequential decline in WAP revenue was mainly caused by a new policy that was introduced by China Mobile in April 2005 pursuant to which WAP subscriptions that have not been active for eight months are automatically cancelled. In addition, the Company is facing more intensive competition for top WAP menu placements on China Mobile's Monternet. In response to this increase in WAP competition, KongZhong has devoted more resources to WAP product development and launched several new WAP products.

     MMS revenue in the fourth quarter of 2005 was $4.93 million, a decrease of 27% from the same period of 2004, but an increase of 32% from the third quarter of 2005. The sequential growth in MMS is because of higher customer demand during the Christmas and New Year's holidays, increased promotion through handset manufacturers, and the greater stability of Mobile Information Service Center (MISC) platform at China Mobile. Java revenue in the fourth quarter was $1.16 million, a 325% increase from the fourth quarter of 2004 and an 8% increase from the third quarter of 2005.

     Revenue from 2G services, including short messaging service (SMS), interactive voice response (IVR), and CRBT, grew 326% from the same period of last year and 25% from the third quarter of 2005 to $7.33 million in the fourth quarter of 2005. SMS revenue in the fourth quarter of 2005 was $5.57 million, which was 351% higher than the same period of 2004 and 35% higher than the previous quarter. Strong growth in SMS is due to the Company's increased promotional efforts through traditional media and handset manufacturers, and stabilizing Mobile Information Service Center (MISC) platform at China Mobile.

     IVR revenue in the fourth quarter 2005 was $1.32 million, a 192% growth year-over-year, but 7% decline sequentially. CRBT revenue grew by more than 1284% year-over-year, and 30% sequentially to $0.44 million in the fourth quarter of 2005. The table below sets fourth the revenue breakdown by technology platforms.

                  4Q04   1Q05   2Q05   3Q05   Q405
                  ----   ----   ----   ----   ----
2.5G:              90%    80%    74%    71%    67%
WAP                47%    60%    53%    47%    40%
MMS                41%    18%    18%    19%    22%
Java                2%     2%     3%     5%     5%
2G:                10%    20%    26%    29%    33%
SMS                 7%    12%    17%    20%    25%
IVR                 3%     7%     7%     7%     6%
CRBT and others     0%     1%     2%     2%     2%
                  ---    ---    ---    ---    ---
   Total          100%   100%   100%   100%   100%
                  ===    ===    ===    ===    ===

     By service/product category, the Company derived 54% of its revenue from interactive entertainment, 21% from media service, and 25% from community-related services (See table below for a detailed breakdown).

                  4Q04   1Q05   2Q05   3Q05   4Q05
                  ----   ----   ----   ----   ----
Interactive        50%    52%    57%    59%    54%
Entertainment
Media              36%    23%    20%    18%    21%
Community          14%    25%    23%    23%    25%
                  ---    ---    ---    ---    ---
Total             100%   100%   100%   100%   100%
                  ===    ===    ===    ===    ===

     The Company continues to make progress in diversifying operator relationships. Total revenues from the customers of China Unicom, China Telecom, and China Netcom accounted for approximately 7% of the total fourth quarter revenues, compared to 6% in the third quarter.

     For the fiscal year 2005, total revenues increased by 62% from 2004 to reach a new record $77.75 million. 2.5G revenue in 2005 grew by 40% from 2004 to $56.32 million, and 2G revenue was $21.26 million, a 172% increase from 2004.

     Expenses

     The cost of revenue in the fourth quarter of 2005 totaled $10.22 million, an increase of 81% from the fourth quarter of 2004 and 26% from the third quarter of 2005. The year-over-year increase was driven by significantly higher business activities and was primarily due to higher payments to mobile operators, handset manufacturers, and content partners. The increase in the cost of revenue from the previous quarter was primarily due to higher payments to handset manufactures as the Company has increased its promotional efforts through the handset manufacturers. Payments to handset manufacturers in the fourth quarter increased by approximately 50% from the previous quarter and accounted for 12% of fourth quarter revenue. In addition, the Company continues to execute on its diversified growth strategy by expanding into the 2G services and targeting the customers of China Unicom, China Telecom, and China Netcom. The gross margin from 2G services and these operators are in general lower than from the 2.5G customers of China Mobile. The gross margin for the fourth quarter declined to 54%.

     Total operating expenses in the fourth quarter of 2005 were $6.23 million, a decrease of 33% over the previous quarter. The significant decrease in operating expenses is largely due to the $3.5 million one-time non-recurring provision related to the pending settlement of the class action lawsuit that was made during the third quarter of 2005.

     Excluding the one-time class action lawsuit related provision, total operating expenses in the fourth quarter increased by 8% from the third quarter.

     Product development expense increased by 12% quarter-over-quarter and represented 12% of revenue. Sales and marketing expenses increased by 40% quarter-over-quarter and represented 8% of revenue. The increase in product development and sales and marketing expenses was due to higher headcount, year-end discretionary bonuses determined in the fourth quarter, and increased marketing and promotional expenses related to our WVAS and wireless internet businesses. The Company continues to invest heavily in its product development and sales and marketing capabilities, distribution channels, KongZhong brand, and new products in order to further broaden product offerings and pursue a diversified growth strategy.

     General and administrative expenses decreased by 11% from the third quarter of 2005 and represented 8% of revenue.

     The Company's headcount increased by 13% from 754 at the end of the third quarter of 2005 to 855 as of December 31, 2005.

     Earnings

     Net income totaled $6.26 million in the fourth quarter, a decrease of 5% from the same period of last year and an increase of 83% from $3.43 million in the third quarter of 2005. The Company's fourth quarter net income declined by approximately 9.6% from the previous quarter excluding the one-time class action lawsuit related provision made during the third quarter. The net margin was approximately 28% for the fourth quarter 2005. Diluted earnings per ADS were $0.17 for the fourth quarter, up from $0.10 in the previous quarter.

Net income for fiscal year 2005 was $22.18 million, an increase of 9% from 2004 net income of $20.37 million. The Company made a one-time provision of $3.5 million related to the pending settlement of the class-action lawsuit in 2005. Diluted earnings per ADS for 2005 were $0.62, compared to $0.65 for 2004. If the Company had not made a one-time provision of $3.5 million related the settlement of the class-action lawsuit, the 2005 diluted earnings per ADS would have been $0.10 greater.

     Balance Sheet and Cash Flow

     At the end of the quarter, the Company had $117. 14 million in cash and cash equivalents. Cash flow from operating activities totaled $5.95 million in the fourth quarter 2005. For the fiscal year 2005, the Company generated $29.46 million in operating cash flow.

     BUSINESS OUTLOOK:

     The Company expects revenue for the first quarter 2006 to be between $24 and $25 million. Absent any significant changes in the policies and regulations of the telecom operators and Ministry of Information Industries in China, the Company estimates the fiscal year 2006 revenue to be between $105 million and $110 million.

     Starting in the first quarter of 2006, the Company will adopt the Statement of Financial Accounting Standard 123R, "Share-Based Payment", to account for share based compensation. For the fiscal year ended December 31, 2006, the Company estimates expense related to employee share options be $2 million to $3 million including the expense of options to be granted in 2006.

     Excluding the expense related to employee share options, the Company estimates its first quarter 2006 diluted earnings per ADS be between $0.21 and $0.22. The diluted earnings per ADS estimate includes a one-time gain from the sale of EFN shares and a part of Sharp Edge's first quarter earnings.

     CONFERENCE CALL:

The Company's management team will conduct a conference call at 9:00 Am Beijing time on February 28 (8:00 pm Eastern time and 5:00 pm Pacific time on February 27, 2006). A webcast of this conference call will be accessible on the Company's web site at http://ir.kongzhong.com.

KONGZHONG CORPORATION

                  Condensed Consolidated Statements of Income
      (US$ thousands, except percentages, per share data, and share count)
                                   (unaudited)

                                                                     FOR THE THREE   FOR THE THREE
                                                     FOR THE THREE    MONTHS ENDED    MONTHS ENDED
                                                      MONTHS ENDED   SEP. 30, 2005   DEC. 31, 2005
                                                     DEC. 31, 2004      (NOTE 1)        (NOTE 2)
                                                     -------------   -------------   -------------
Revenues                                                $16,494         $20,255         $22,140
Cost of revenues                                          5,648           8,120          10,222
                                                        -------         -------         -------
Gross profit                                             10,846          12,135          11.918
Operating expense
   Product development                                    1,412           2,287           2,566
   Sales & marketing                                      1,413           1,308           1,825
   General & administrative                               1,606           1,945           1,728
   Class action lawsuit settlement and legal
      expenses related to the issues raised in the
      class-action litigation commenced in
      August 2004                                            --           3,629              33
   Amortization of deferred stock compensation              135              80              77
                                                        -------         -------         -------
   Subtotal                                               4,566           9,249           6,229
                                                        -------         -------         -------
Operating income                                          6,280           2,886           5,689
Non-operating expense (income)
   Interest expense (income)                               (333)           (689)           (797)
   Other expense (income)                                    14              --             (65)
                                                        -------         -------         -------
   Subtotal                                                (319)           (689)           (862)
                                                        -------         -------         -------
Income before tax expense                                 6,599           3,575           6,551
Income tax expense                                           --             149             287
                                                        -------         -------         -------
Net income                                                6,599           3,426           6,264
                                                        =======         =======         =======

Basic earnings per ADS                                  $  0.19         $  0.10         $  0.18
Diluted earnings per ADS                                $  0.19         $  0.10         $  0.17

MARGIN ANALYSIS:
Gross margin                                                 66%             60%             54%
Operating margin                                             38%             14%             26%
Net margin                                                   40%             17%             28%

ADDITIONAL DATA:
2.5G revenue                                            $14,773         $14,366         $14,749
2G revenue                                                1,719           5,866           7,330
ADS outstanding (million)                                 34.25           34.45           34.57
ADS used in diluted EPS calculation (million)             35.51           35.64           35.85

NOTE 1: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) FOR THE THIRD QUARTER 2005 IS BASED ON THE WEIGHTED AVERAGE RATE OF USD 1.00=RMB 8.1391. (THE NOON BUYING RATE FROM JULY 1 TO JULY 21, 2005 WAS USD1.00=RMB8.2765, AND THE NOON BUYING RATE FROM JULY 22 TO SEPTEMBER 30, 2005 WAS APPROXIMATELY USD1.00=RMB 8.0987 IN THE CITY OF NEW YORK FOR CABLE TRANSFERS OF RMB AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK.)

NOTE 2: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) FOR THE FOURTH QURAER 2005 IS BASED ON THE WEIGHTED AVERAGE RATE OF USD 1.00=RMB 8.0829 (THE NOON BUYING RATE IN THE CITY OF NEW YORK FOR CABLE TRANSFERS OF RMB AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK.)

KONGZHONG CORPORATION

                   Condensed Consolidated Statements of Income
      (US$ thousands, except percentages, per share data, and share count)
                                   (unaudited)

                                                                           FOR THE 12      FOR THE 12
                                                                          MONTHS ENDED    MONTHS ENDED
                                                                         DEC. 31, 2004   DEC. 31, 2005
                                                                            (Note 1)        (Note 2)
                                                                         -------------   -------------
Revenues                                                                    $47,969         $77,753
Cost of revenues                                                             15,705          31,323
                                                                            -------         -------
Gross profit                                                                 32,264          46,430
Operating expense
   Product development                                                        4,358           8,407
   Sales & marketing                                                          3,228           5,313
   General & administrative                                                   4,407           7,458
   Class action lawsuit settlement and legal expenses related to the issues raised in the class-action litigation commenced in August
      2004                                                                       --           4,844
   Amortization of deferred stock compensation                                  483             348
                                                                            -------         -------
   Subtotal                                                                  12,476          26,370
                                                                            -------         -------
Operating income                                                             19,788          20,060
Non-operating expense (income)
   Interest expense (income)                                                   (602)         (2,583)
   Other expense (income)                                                        21             (62)
                                                                            -------         -------
   Subtotal                                                                    (581)          (2645)
                                                                            -------         -------
Income before tax expense                                                    20,369          22,705
Income tax expense                                                               --             530
                                                                            -------         -------
Net income                                                                   20,369          22,175
                                                                            =======         =======
Basic earnings per ADS                                                      $  0.90         $  0.64
Diluted earnings per ADS                                                    $  0.65         $  0.62

MARGIN ANALYSIS:
Gross margin                                                                     67%             60%
Operating margin                                                                 41%             26%
Net margin                                                                       43%             29%

ADDITIONAL DATA:
2.5G revenue                                                                $40,149         $56,318
2G revenue                                                                    7,809          21,258
ADS outstanding (million)                                                     34.25           34.43
ADS used in diluted EPS calculation (million)                                 31.30           35.62

Note 1: The financial information for fiscal year 2004 is derived from the audited financial statements for the year ended December 31, 2004 filed on Form 20-F. NOTE 2: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) FOR 2005 IS BASED ON THE WEIGHTED AVERAGE RATE OF USD 1.00=RMB 8.1938. (THE NOON BUYING RATE IN THE CITY OF NEW YORK FOR CABLE TRANSFERS OF RMB AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK.)

KONGZHONG CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(US$ THOUSANDS)

(UNAUDITED)

                                                                 FOR THE 12-     FOR THE 12-
                                                                 MONTH ENDED     MONTH ENDED
                                                                DEC. 31, 2004   DEC. 31, 2005
                                                                   (Note 1)        (Note 2)
                                                                -------------   -------------
Cash Flows From Operating Activities
Net Income                                                         $20,369        $ 22,175
Adjustments
   Amortization of deferred stock compensation                         483             348
   Depreciation and amortization                                       794           1,825
   Disposal of property and equipment                                    1              (2)
   Changes in operating assets and liabilities                      (5,802)          5,112
                                                                   -------        --------
Net Cash Provided by Operating Activities                           15,845          29,458

Cash Flows From Investing Activities
Purchase of property and equipment                                  (2,433)         (2,148)
Proceeds from disposal of property and equipment                         2               1
Acquisition of long-term investments                                    --            (500)
Acquisition of subsidiaries                                             --          (1,323)
                                                                   -------        --------
Net Cash Used in Investing Activities                               (2,431)         (3,970)

Cash Flows From Financing Activities
Exercised employee share options                                        --             303
Proceeds from issuance of ordinary shares upon initial public
   offering, net of issuance costs                                  73,435              --
Increase (decrease) in minority interest                               121             (97)
                                                                   -------        --------
Net Cash Provided by Financing Activities                           73,556             206
Foreign Currency Translation Adjustments                                 1             734
Net increase in Cash and Cash Equivalents                           86,971          26,428
Cash and Cash Equivalents, Beginning of Year                         3,743          90,714
Cash and Cash Equivalents, End of Year                              90,714         117,142

Note 1: The financial information for fiscal year 2004 is derived from the audited financial statements for the year ended December 31, 2004 filed on Form 20-F.

NOTE 2: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) FOR 2005 IS BASED ON THE WEIGHTED AVERAGE RATE OF USD 1.00=RMB 8.1938. (THE NOON BUYING RATE IN THE CITY OF NEW YORK FOR CABLE TRANSFERS OF RMB AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK.)

                              KongZhong Corporation
                      Condensed Consolidated Balance Sheets
                                 (US$ thousands)
                                   (unaudited)

                                           DEC. 31, 2004   SEP. 30, 2005   DEC. 31, 2005
                                              (Note 1)        (Note 2)        (Note 3)
                                           -------------   -------------   -------------
Cash and cash equivalents                     $ 90,714        $111,725        $117,142
Accounts receivable (net)                       10,199          10,243          10,834
Other current assets                               720           1,504           1,657
                                              --------        --------        --------
Total current assets                           101,633         123,472         129,633

   RENTAL DEPOSITS                                 256             392             404
   INTANGIBLE ASSETS                                --             276             261
   PROPERTY AND EQUIPMENT (NET)                  2,484           3,089           3,116
Long-term investment                                --             500             500
Goodwill                                            --             646           1,169
                                              --------        --------        --------
Total assets                                  $104,373        $128,375        $135,083

Accounts payable                              $  2,499        $  4,048        $  3,995
Other current liabilities                        1,899           7,248           7,290
Amount due to related party                         46              --              --
                                              --------        --------        --------
Total current liabilities                        4,444          11,296          11,285

Minority interest                                  121              24              24
                                              --------        --------        --------
Total liabilities                                4,565          11,320          11,309
Shareholders' equity                            99,808         117,055         123,774
                                              --------        --------        --------
Total liabilities & shareholders' equity      $104,373        $128,375        $135,083

Note 1: The financial information at December 31, 2004 is derived from the audited financial statements for the year ended December 31, 2004 filed on Form 20-F.

NOTE 2: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) IS BASED ON THE EXCHANGE RATE OF SEPTEMBER 30, 2005 USD1.00=RMB 8.0920.

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of December 31, 2005 USD1.00=RMB 8.0702.

ABOUT KONGZHONG:

KongZhong Corporation is a leading provider of advanced Second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator's portal or web site.

SAFE HARBOR STATEMENT

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China's wireless interactive services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of mobile operators for our performance; changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KONGZHONG CONTACTS

Investor Contact:                                   Media Contact:
JP Gan                                              Xiaohu Wang
Chief Financial Officer                             Manager
Tel.: +86 10 8857 6000                              Tel: +86 10 8857 6000
Fax: +86 10 8857 5891                               Fax: +86 10 8857 5900
E-mail: ir@kongzhong.com                            E-mail: xiaohu@kongzhong.com


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